SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Business Objects S.A.
(Name of Subject Company (Issuer))

SAP France S.A.
(Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Ordinary Shares, €0.10 nominal value per share
and
American Depositary Shares, each
representing one Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

Michael Junge
General Counsel
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
+49 6227 74 7474
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

A. Peter Harwich
Eric S. Shube
Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
USA
+1 (212) 610 6300

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$3,953,271,351	$121,365

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated on the basis of (i) the offer price of (a) €42.00 for each of the 26,075,669 ADSs outstanding; (b) €42.00 for each of the 37,537,988 ordinary shares held by U.S. holders within the meaning of Rule 14d-1(d) under the Exchange Act; (c) €22.55 for each of the 45,000 2003 warrants held by U.S. holders; (d) €24.96 for each of the 135,000 2004 warrants held by U.S. holders; (e) €18.87 for each of the 90,000 2005 warrants held by U.S. holders; (f) €19.69 for each of the 45,000 2006 warrants held by U.S. holders; (g) €12.01 for each of the 120,000 2007 warrants held by U.S. holders; and (h) €50.65 for each of the 301,200 ORNANEs held by U.S. holders of which Business Objects S.A. is aware, and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in € as certified for customs purposes by the Federal Reserve Bank of New York on November 28, 2007) of $1.4750 for one euro. The number of ADSs is based on information contained in Business Objects S.A.’s Form 10-Q for the quarterly period ended September 30, 2007, filed with the SEC on November 8, 2007 (the “10-Q”). The number of ordinary shares held by U.S. holders was calculated by (a) multiplying (i) 97,867,164 ordinary shares, which is the number of outstanding ordinary shares as set forth in the 10-Q, by (ii) approximately 65%, which is the highest historical percentage of ordinary shares (including ordinary shares underlying ADSs) held by U.S. holders of which Business Objects S.A. is aware, and then (b) subtracting from the resulting product 26,075,669, which is the number of ADSs outstanding as set forth in the 10-Q. The number of warrants held by U.S. holders is based on information contained in a warrant register provided to the Offeror by Business Objects S.A.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for the fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation.

This Tender Offer Statement filed under cover of Schedule TO relates to the offer by SAP France S.A., a société anonyme organized under the laws of the Republic of France (“Offeror”) and a wholly owned subsidiary of SAP AG, an Aktiengesellschaft (stock corporation) organized under the laws of the Federal Republic of Germany (“SAP AG”), to purchase all outstanding ordinary shares, nominal value €0.10 per share (the “Shares”), of Business Objects S.A., a société anonyme organized under the laws of the Republic of France (“Business Objects”), including ordinary shares represented by American Depositary Shares (“ADSs”), as well as the outstanding warrants to acquire Shares (“Warrants”) and convertible bonds convertible or exchangeable into new or existing Shares (“ORNANEs”), issued by Business Objects, through concurrent offers in the United States (the “U.S. Offer”) and in France (the “French Offer” and, together with the U.S. Offer, the “Offers”). In the U.S. Offer, Offeror is seeking to acquire all outstanding Shares, Warrants and ORNANEs held by U.S. holders (within the meaning of Rule 14d-1(d) of the Securities Exchange Act of 1934, as amended) and all outstanding ADSs wherever the holder is located, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated December 4, 2007 (the “U.S. Offer to Purchase”), the ADS Letter of Transmittal (the “ADS Letter of Transmittal”) and the Forms of Acceptance (the “Forms of Acceptance”), copies of which are attached hereto as Exhibit (a)(1)(i), Exhibit (a)(1)(ii) and Exhibits (a)(1)(vi), (a)(1)(vii) and (a)(1)(viii), respectively. This Schedule TO is being filed on behalf of Offeror.

ITEM 1.	SUMMARY TERM SHEET.

Reference is made to the information set forth in the “Summary Term Sheet” of the U.S. Offer to Purchase, which is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Reference is made to the information set forth in Section 5 (“The Tender Offer — Information Concerning Business Objects”) of the U.S. Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth on the cover page and in the “Introduction” of the U.S. Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth in Section 7 (“The Tender Offer — Price Range of Shares, ADSs and ORNANEs”) of the U.S. Offer to Purchase, which is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) and (c) Reference is made to the information set forth in Section 8 (“The Tender Offer — Information Concerning SAP AG and SAP France”) of, and Schedule I (“Information Concerning the Directors and Executive Officers of SAP AG and SAP France S.A.”) to, the U.S. Offer to Purchase, which is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1) Reference is made to the information set forth in the “Summary Term Sheet,” “Introduction,” Section 1 (“The Tender Offer — Terms of the U.S. Offer”), Section 2 (“The Tender Offer — Acceptance for Payment and Payment”), Section 3 (“The Tender Offer — Procedures for Accepting the U.S. Offer and Tendering Securities”), Section 4 (“The Tender Offer — Withdrawal Rights”), Section 6 (“The Tender Offer — French and United States Federal Income Tax Considerations”) and Section 11 (“The Tender Offer — Purpose of the Offers; Plans for Business Objects; Effects of the Offers; Tender Offer Agreement; Amendment No. 1 to Tender Offer Agreement; Confidentiality Agreement; Information Agent Agreement”) of the U.S. Offer to Purchase, which is incorporated herein by reference.

(a)(2) Reference is made to the information set forth in the “Summary Term Sheet,” “Introduction,” Section 1 (“The Tender Offer — Terms of the U.S. Offer”), Section 6 (“The Tender Offer — French and United States Federal Income Tax Considerations”) and Section 11 (“The Tender Offer — Purpose of the Offers; Plans for Business Objects; Effects of the Offers; Tender Offer Agreement; Amendment No. 1 to Tender Offer Agreement;

Confidentiality Agreement; Information Agent Agreement”) of the U.S. Offer to Purchase, which is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Reference is made to the information set forth in Section 10 (“The Tender Offer — Contacts and Transactions with Business Objects; Background of the Offers”) of the U.S. Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth in Section 8 (“The Tender Offer — Information Concerning SAP AG and SAP France”), Section 10 (“The Tender Offer — Contacts and Transactions with Business Objects; Background of the Offers”) and Section 11 (“The Tender Offer — Purpose of the Offers; Plans for Business Objects; Effects of the Offers; Tender Offer Agreement; Amendment No. 1 to Tender Offer Agreement; Confidentiality Agreement; Information Agent Agreement”) of the U.S. Offer to Purchase, which is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) and (c)(1)-(7) Reference is made to the information set forth in the “Summary Term Sheet,” “Introduction,” Section 10 (“The Tender Offer — Contacts and Transactions with Business Objects; Background of the Offers”) and Section 11 (“The Tender Offer — Purpose of the Offers; Plans for Business Objects; Effects of the Offers; Tender Offer Agreement; Amendment No. 1 to Tender Offer Agreement; Confidentiality Agreement; Information Agent Agreement”) of the U.S. Offer to Purchase, which is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) Reference is made to the information set forth in Section 9 (“The Tender Offer — Source and Amount of Funds”) of the U.S. Offer to Purchase, which is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) Reference is made to the information set forth in Section 8 (“The Tender Offer — Information Concerning SAP AG and SAP France”) of the U.S. Offer to Purchase, which is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Reference is made to the information set forth in the “Introduction” and Section 15 (“The Tender Offer — Fees and Expenses”) of the U.S. Offer to Purchase, which is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) The financial statements of the Offeror are not material to the U.S. Offer.

(b) Pro forma financial statements of the Offeror are not material to the U.S. Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) Reference is made to the information set forth in Section 11 (“The Tender Offer — Purpose of the Offers; Plans for Business Objects; Effects of the Offers; Tender Offer Agreement; Amendment No. 1 to Tender Offer Agreement; Confidentiality Agreement; Information Agent Agreement”) of the U.S. Offer to Purchase, which is incorporated herein by reference.

(a)(2)-(3) Reference is made to the information set forth in the “Introduction,” Section 2 (“The Tender Offer — Acceptance for Payment and Payment”), Section 3 (“The Tender Offer — Procedures for Accepting the U.S. Offer and Tendering Securities”), Section 13 (“The Tender Offer — Conditions to the Offers; Withdrawal of the Offers”)

and Section 14 (“The Tender Offer — Legal Matters”) of the U.S. Offer to Purchase, which is incorporated herein by reference.

(a)(4) Reference is made to the information set forth in Section 11 (“The Tender Offer — Purpose of the Offers; Plans for Business Objects; Effects of the Offers; Tender Offer Agreement; Amendment No. 1 to Tender Offer Agreement; Confidentiality Agreement; Information Agent Agreement”) and Section 14 (“The Tender Offer — Legal Matters”) of the U.S. Offer to Purchase, which is incorporated herein by reference.

(a)(5) None.

(b) Reference is made to the U.S. Offer to Purchase, the ADS Letter of Transmittal, the Forms of Acceptance and the Tender Offer Agreement dated as of October 7, 2007, between SAP AG and Business Objects, as amended by Amendment No. 1 to Tender Offer Agreement dated as of December 3, 2007, by and among SAP AG, Offeror and Business Objects, which are incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(i)	U.S. Offer to Purchase dated December 4, 2007.
(a)(1)(ii)	ADS Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (ADSs).
(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vi)	Form of Acceptance for Shares.
(a)(1)(vii)	Form of Acceptance for ORNANEs.
(a)(1)(viii)	Form of Acceptance for Warrants.
(a)(1)(ix)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Shares and ORNANEs).
(a)(5)(i)	Summary advertisement published December 4, 2007.
(a)(5)(ii)	Press release issued by SAP AG on December 4, 2007.
(b)	Accession and Restatement Agreement dated as of November 30, 2007, by and among SAP AG, Deutsche Bank AG, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, Paris Branch and Certain Financial Institutions.
(d)(1)	Tender Offer Agreement dated as of October 7, 2007, between SAP AG and Business Objects.
(d)(2)	Assignment and Assumption Agreement dated as of October 22, 2007, between SAP AG and Offeror.
(d)(3)	Amendment No. 1 to Tender Offer Agreement dated as of December 3, 2007, by and among SAP AG, Offeror and Business Objects.
(d)(4)	Confidentiality Agreement entered into on September 8, 2007, by and between SAP AG and Business Objects.
(g)	None.
(h)	None.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of December 4, 2007, that the information set forth in this statement is true, complete and correct.

In connection with the U.S. Offer and this Tender Offer Statement filed under cover of Schedule TO, the undersigned duly qualified and acting authorized officers of SAP France S.A., hereby declare as of December 4, 2007, as follows:

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Werner Brandt and Jochen Scholten, and each of them (with full power in each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all subsequent filings made under the Securities Exchange Act of 1934, and any or all amendments (including post-effective amendments) to this Tender Offer Statement filed under the cover of Schedule TO or any such subsequent Schedule TO, and to file such subsequent filings and such amendments, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

SAP FRANCE S.A.

By:	/s/ LÉO APOTHEKER
Name:     Léo Apotheker

Title:	Chairman of the Board of
Directors

By:	/s/ PASCAL RIALLAND
Name:     Pascal Rialland

Title:	Managing Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	U.S. Offer to Purchase dated December 4, 2007.
(a)(1)(ii)	ADS Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (ADSs).
(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vi)	Form of Acceptance for Shares.
(a)(1)(vii)	Form of Acceptance for ORNANEs.
(a)(1)(viii)	Form of Acceptance for Warrants.
(a)(1)(ix)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Shares and ORNANEs).
(a)(5)(i)	Summary advertisement published December 4, 2007.
(a)(5)(ii)	Press release issued by SAP AG on December 4, 2007.
(b)	Accession and Restatement Agreement dated as of November 30, 2007, by and among SAP AG, Deutsche Bank AG, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, Paris Branch and Certain Financial Institutions.
(d)(1)	Tender Offer Agreement dated as of October 7, 2007, between SAP AG and Business Objects.
(d)(2)	Assignment and Assumption Agreement dated as of October 22, 2007, between SAP AG and Offeror.
(d)(3)	Amendment No. 1 to Tender Offer Agreement dated as of December 3, 2007, by and among SAP AG, Offeror and Business Objects.
(d)(4)	Confidentiality Agreement entered into on September 8, 2007, by and between SAP AG and Business Objects.
(g)	None.
(h)	None.